**Exhibit 12**

THE MONTANA POWER COMPANY

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

| | Twelve Months Ended March 31, 2001 |
|---|---|
| Net Income from Continuing Operations | $ 106,269 |
| Income Taxes for Continuing Operations | 58,453 |
| | $ 164,722 |
| Fixed Charges: | |
| Interest | $ 44,618 |
| Amortization of Debt Discount, Expense, and Premium | 774 |
| Rentals | 29,702 |
| | $ 75,094 |
| Less: Capitalized Interest | $ 6,899 |
| Earnings Before Income Taxes and Fixed Charges | $ 232,917 |
| Ratio of Earnings to Fixed Charges | 3.10x |